SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934

Assured Guaranty Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

G0585R106

(CUSIP Number)

WL Ross & Co. LLC

1166 Avenue of the Americas

New York, New York 10036

Attention: Michael J. Gibbons

Telephone number: (212) 826-1100

Facsimile Number: (212) 317-4891

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 19 Pages)

CUSIP No. G0585R106	Schedule 13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON PN

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR Recovery Fund IV, L.P. (“Fund IV”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates IV LLC. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates IV LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares to be held by Fund IV.
(2)	Subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, Fund IV has agreed to acquire 10,651,896 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) in exchange for cash consideration in the amount of $250,000,000. Fund IV currently anticipates that the issuance of the shares pursuant to the Investment Agreement will occur within 60 days of February 28, 2008. Prior to closing the transaction, Fund IV does not actually own the shares.
(3)	Fund IV is the beneficial owner of 1,379,400 shares of common stock acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 135,100 shares that are owned by WLR Recovery Fund III, L.P. and WLR IV Parallel ESC, L.P., affiliates of the Reporting Person.

CUSIP No. G0585R106	Schedule 13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund III, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON PN

(1)	WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR Recovery Fund III, L.P. (“Fund III”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates III LLC. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares to be held by Fund III.
(2)	Subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, WLR Recovery Fund IV, L.P. (“Fund IV”) has agreed to acquire 10,651,896 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) in exchange for cash consideration in the amount of $250,000,000. Fund IV currently anticipates that the issuance of the shares pursuant to the Investment Agreement will occur within 60 days of February 28, 2008. Prior to closing the transaction, Fund IV does not actually own the shares.
(3)	WLR Recovery Fund III, L.P. is the beneficial owner of 130,300 shares of common stock acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,384,200 shares that are owned by WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P., affiliates of the Reporting Person.

CUSIP No. G0585R106	Schedule 13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Parallel ESC, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	INVESCO WLR IV Associates LLC is the general partner and INVESCO Private Capital, Inc. is the managing member of WLR IV Parallel ESC, L.P. (“Parallel Fund”). INVESCO Private Capital, Inc. has agreed to vote in parallel to WLR Recovery Fund III, L.P. and WLR Recovery Fund IV, L.P. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held by Parallel Fund.
(2)	Subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, WLR Recovery Fund IV, L.P. (“Fund IV”) has agreed to acquire 10,651,896 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) in exchange for cash consideration in the amount of $250,000,000. Fund IV currently anticipates that the issuance of the shares pursuant to the Investment Agreement will occur within 60 days of February 28, 2008. Prior to closing the transaction, Fund IV does not actually own the shares.
(3)	WLR IV Parallel ESC, L.P. is the beneficial owner of 4,800 shares of common stock acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,509,700 shares that are owned by WLR Recovery Fund III, L.P. and WLR Recovery Fund IV, L.P., affiliates of the Reporting Person.

CUSIP No. G0585R106	Schedule 13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund IV. Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates IV LLC. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates IV LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares to be held by WLR Recovery Fund IV, L.P. (“Fund IV”).
(2)	Subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, Fund IV has agreed to acquire 10,651,896 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) in exchange for cash consideration in the amount of $250,000,000. Fund IV currently anticipates that the issuance of the shares pursuant to the Investment Agreement will occur within 60 days of February 28, 2008. Prior to closing the transaction, Fund IV does not actually own the shares.
(3)	Fund IV is the beneficial owner of 1,379,400 shares of common stock acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 135,100 shares that are owned by WLR Recovery Fund III, L.P. and WLR IV Parallel ESC, L.P., affiliates of the Reporting Person.

CUSIP No. G0585R106	Schedule 13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates III LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR Recovery Fund III, L.P. (“Fund III”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates III LLC. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares to be held by Fund III.
(2)	Subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, WLR Recovery Fund IV, L.P. (“Fund IV”) has agreed to acquire 10,651,896 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) in exchange for cash consideration in the amount of $250,000,000. Fund IV currently anticipates that the issuance of the shares pursuant to the Investment Agreement will occur within 60 days of February 28, 2008. Prior to closing the transaction, Fund IV does not actually own the shares.
(3)	Fund III is also the beneficial owner of 130,300 shares of common stock acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,384,200 shares that are owned by WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P., affiliates of the Reporting Person.

CUSIP No. G0585R106	Schedule 13D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO WLR IV Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	INVESCO WLR IV Associates LLC is the general partner and INVESCO Private Capital, Inc. is the managing member of WLR IV Parallel ESC, L.P. (“Parallel Fund”). INVESCO Private Capital, Inc. has agreed to vote in parallel to WLR Recovery Fund III, L.P. and WLR Recovery Fund IV, L.P. (“Fund IV”) Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held by Parallel Fund.
(2)	Subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, Fund IV has agreed to acquire 10,651,896 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) in exchange for cash consideration in the amount of $250,000,000. Fund IV currently anticipates that the issuance of the shares pursuant to the Investment Agreement will occur within 60 days of February 28, 2008. Prior to closing the transaction, Fund IV does not actually own the shares.
(3)	WLR IV Parallel ESC, L.P. is the beneficial owner of 4,800 shares of common stock acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,509,700 shares that are owned by WLR Recovery Fund III, L.P. and WLR Recovery Fund IV, L.P., affiliates of the Reporting Person.

CUSIP No. G0585R106	Schedule 13D	Page 8 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO Private Capital, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	INVESCO WLR IV Associates LLC is the general partner and INVESCO Private Capital, Inc. is the managing member of WLR IV Parallel ESC, L.P. (“Parallel Fund”). INVESCO Private Capital, Inc. has agreed to vote in parallel to WLR Recovery Fund III, L.P. and WLR Recovery Fund IV, L.P. (“Fund IV”) Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held by Parallel Fund.
(2)	Subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, Fund IV has agreed to acquire 10,651,896 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) in exchange for cash consideration in the amount of $250,000,000. Fund IV currently anticipates that the issuance of the shares pursuant to the Investment Agreement will occur within 60 days of February 28, 2008. Prior to closing the transaction, Fund IV does not actually own the shares.
(3)	WLR IV Parallel ESC, L.P. is the beneficial owner of 4,800 shares of common stock acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,509,700 shares that are owned by WLR Recovery Fund III, L.P. and WLR Recovery Fund IV, L.P., affiliates of the Reporting Person.

CUSIP No. G0585R106	Schedule 13D	Page 9 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2).
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (1) (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR Recovery Fund IV, L.P. (“Fund IV”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates IV LLC. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates IV LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares to be held directly by Fund IV. WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR Recovery Fund III, L.P. (“Fund III”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates III LLC. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares to be held by Fund III.
(2)	Subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, Fund IV has agreed to acquire 10,651,896 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) in exchange for cash consideration in the amount of $250,000,000. Fund IV currently anticipates that the issuance of the shares pursuant to the Investment Agreement will occur within 60 days of February 28, 2008. Prior to closing the transaction, Fund IV does not actually own the shares.

CUSIP No. G0585R106	Schedule 13D	Page 10 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2).
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (1) (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IN

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR Recovery Fund IV, L.P. (“Fund IV”) . Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates IV LLC. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates IV LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares to be held directly by Fund IV. WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR Recovery Fund III, L.P. (“Fund III”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates III LLC. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares to be held directly by Fund III. INVESCO WLR IV Associates LLC is the general partner and INVESCO Private Capital, Inc. is the managing member of WLR IV Parallel ESC, L.P. (“Parallel Fund”). INVESCO Private Capital, Inc. has agreed to vote in parallel to WLR Recovery Fund III, L.P. and WLR Recovery Fund IV, L.P. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held by Parallel Fund.
(2)	Subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, Fund IV has agreed to acquire 10,651,896 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) in exchange for cash consideration in the amount of $250,000,000. Fund IV currently anticipates that the issuance of the shares pursuant to the Investment Agreement will occur within 60 days of February 28, 2008. Prior to closing the transaction, Fund IV does not actually own the shares.

CUSIP No. 989070602	Schedule 13D	Page 11 of 19 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Assured Guaranty Ltd., a Bermuda corporation (“AGO”). The Issuer’s principal executive offices are located at 30 Woodbourne Avenue, Hamilton HM 08 Bermuda.

Item 2.	Identity and Background.

(a)	Names of Persons Filing:

1.	WLR Recovery Fund IV, L.P.

2.	WLR Recovery Fund III, L.P.

3.	WLR IV Parallel ESC, L.P.

4.	WLR Recovery Associates IV LLC

5.	WLR Recovery Associates III LLC

6.	INVESCO WLR IV Associates LLC

7.	INVESCO Private Capital, Inc.

8.	WL Ross & Co. LLC

9.	Wilbur L. Ross, Jr.

(Each person listed above is a “Reporting Person” and collectively “Reporting Persons”)

(b)	Address of principal business office for each of the Reporting Persons is:

1166 Avenue of the Americas

New York, New York 10036

(c)	The principal occupation of each of the Reporting Persons is that of investment manager.

(d)(e)	None of the Reporting Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

See Item 6 of each cover page.

Item 3.	Source and Amount of Funds or Other Consideration.

Cash invested in Fund IV by its limited partners.

Item 4.	Purpose of Transaction.

The common stock is being purchased for investment purposes. See Item 6 for additional information.

Item 5.	Interest in Securities of the Issuer.

(a)	See Items 11 and 13 of each cover page.

(b)	See Items 8 and 10 of each cover page.

(c)	Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

CUSIP No. 989070602	Schedule 13D	Page 12 of 19 Pages

(d)	To the knowledge of the undersigned, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The shares will be purchased pursuant to the Investment Agreement, a copy of which is included as Exhibit 10.68 to the Issuer’s Form 10-K for the fiscal year ended December 31, 2007. The following summary is qualified in its entirety by reference to the complete Investment Agreement.

Subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, Fund IV has agreed to acquire 10,651,896 shares of common stock in connection with the Issuer’s private placement pursuant to the Investment Agreement in exchange for cash consideration in the amount of $250,000,000 (the “Initial Investment”). WL Ross & Co. LLC (“WLR”), the investment manager of Fund IV, is entitled to allocate this purchase obligation and the obligation to satisfy subsequent purchase obligations under the Investment Agreement (and any associated rights) among the other investment funds it manages.

The Investment Agreement also provides that:

a)	subject to certain conditions and limitations, during the first year after the Initial Investment, the Issuer may require Fund IV to purchase up to $750,000,000 of additional shares of Common Stock at a price equal to 97% of the volume weighted average price of a share of Common Stock for the 15 trading days preceding the Issuer’s drawdown notice (the “Drawdown Price”);

b)	if the Company sells Common Stock resulting in gross proceeds of $100 million or more to any third party within six months of closing of the Initial Investment or any subsequent investment at a purchase price per share less than $23.47 in the case of the Initial Investment or less than the Drawdown Price in the case of a subsequent investment, Fund IV is entitled to receive additional shares of Common Stock in an amount equal to the difference between (i) the number of shares that would have been issued to Fund IV at the closing of the Initial Investment or subsequent investment had such lower price been used at the time of such initial closing or subsequent closing, minus (ii) the number of shares actually issued;

c)	subject to certain conditions and exceptions, if the Issuer completes the sale of shares of Common Stock resulting in gross proceeds of $100 million or more within one year following the closing of the Initial Investment or any subsequent investment, Fund IV will be entitled to purchase shares of Common Stock sufficient to permit Fund IV to maintain its relative common share ownership position in the Issuer on a fully diluted basis;

d)	Fund IV will not be entitled to cast votes representing more than 9.5% of the total number of shares that can be cast at any meeting of Issuer’s shareholders and agrees to vote all of its shares in proportion with the votes cast by all holders of voting securities of the Issuer on any matter put before them;

CUSIP No. 989070602	Schedule 13D	Page 13 of 19 Pages

e)	Fund IV will not transfer any shares of Common Stock acquired under the Investment Agreement, subject to agreed upon exceptions, other than (i) in transactions exempt from registration under the Securities Act or (ii) pursuant to the Registration Statement referenced below in open market transactions or otherwise where the Investor reasonably believes that any transferee would not own more than 4.9% of the Common Stock then outstanding after the sale, transfer or disposition;

f)	the Issuer will file a Registration Statement on Form S-3 within 90 days of the Initial Investment covering the resale of the shares of Common Stock purchased in the Initial Investment;

g)	Fund IV agrees to a customary “standstill” until the later of (i) the date on which Fund IV owns shares of Common Stock representing less than 10% of the Initial Investment, and (ii) the date six months after Wilbur Ross or any other designee of Fund IV ceases to be a director of the Issuer; and

h)	prior to the closing of the Initial Investment, the Issuer will appoint Wilbur Ross to its board of directors, effective immediately after the Issuer’s 2008 annual general meeting, to serve a term expiring at the Issuer’s next annual general meeting, and (ii) thereafter, as long as Fund IV beneficially owns Common Stock acquired under the Investment Agreement with an initial aggregate purchase price of $250,000,000 or more, the Issuer’s nominating committee will nominate, and the Issuer’s board of directors will recommend to the Issuer’s shareholders, the election of Mr. Ross or, if Mr. Ross is no longer actively involved in the day-to-day operations of WLR, a designee of Fund IV reasonably acceptable to the Issuer’s nominating committee.

Item 7.	Material to be Filed As Exhibits.

Exhibit 1	Agreement as to Joint Filing of Schedule 13D

Exhibit 2	Disclaimer of Beneficial Ownership

Exhibit 3	Investment Agreement dated February 28, 2008 among Assured Guaranty Ltd. and WLR Recovery Fund IV, L.P. Previously filed as Exhibit 10.68 to Assured Guaranty Ltd.’s Form 10-K for the year ended December 31, 2007 on February 29, 2008 and incorporated herein by reference.

CUSIP No. 989070602	Schedule 13D	Page 14 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2008

WL ROSS & CO. LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND III, L.P.

By:	WLR Recovery Associates IV LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR IV PARALLEL ESC, L.P.

By:	INVESCO WLR IV Associates LLC,
its General Partner

By:	INVESCO Private Capital, Inc.,,
its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Chief Executive Officer

INVESCO WLR IV ASSOCIATES LLC

By:	INVESCO Private Capital, Inc
its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Chief Executive Officer

INVESCO PRIVATE CAPITAL, INC.

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Chief Executive Officer

CUSIP No. 989070602	Schedule 13D	Page 15 of 19 Pages

WLR RECOVERY ASSOCIATES III LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES IV LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

CUSIP No. 989070602	Schedule 13D	Page 16 of 19 Pages

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13D and any further amendments thereto need to be filed with respect to the beneficial ownership by each of the undersigned of shares of common stock of Assured Guaranty Ltd., a Bermuda corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to the Schedule 13D provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: March 10, 2008

WL ROSS & CO. LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND III, L.P.

By:	WLR Recovery Associates IV LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR IV PARALLEL ESC, L.P.

By:	INVESCO WLR IV Associates LLC,
its General Partner

By:	INVESCO Private Capital, Inc.,,
its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Chief Executive Officer

INVESCO WLR IV ASSOCIATES LLC

By:	INVESCO Private Capital, Inc
its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Chief Executive Officer

CUSIP No. 989070602	Schedule 13D	Page 17 of 19 Pages

INVESCO PRIVATE CAPITAL, INC.

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Chief Executive Officer

WLR RECOVERY ASSOCIATES III LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES IV LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

CUSIP No. 989070602	Schedule 13D/A	Page 18 of 19 Pages

EXHIBIT 2

DISCLAIMER OF BENEFICIAL OWNERSHIP

Each of the undersigned disclaims beneficial ownership of the securities referred to in the Schedule 13D to which this exhibit is attached, and the filing of this Schedule 13D shall not be construed as an admission that any of the undersigned is, for the purpose of Section 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by Schedule 13D.

Dated: March 10, 2008

WL ROSS & CO. LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND III, L.P.

By:	WLR Recovery Associates IV LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR IV PARALLEL ESC, L.P.

By:	INVESCO WLR IV Associates LLC,
its General Partner

By:	INVESCO Private Capital, Inc.,,
its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Chief Executive Officer

INVESCO WLR IV ASSOCIATES LLC

By:	INVESCO Private Capital, Inc
its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Chief Executive Officer

CUSIP No. 989070602	Schedule 13D	Page 19 of 19 Pages

INVESCO PRIVATE CAPITAL, INC.

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Chief Executive Officer

WLR RECOVERY ASSOCIATES III LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES IV LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.